FILED BY WALDENCAST ACQUISITION CORP.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
OF THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY:  OBAGI GLOBAL HOLDINGS LIMITED; MILK MAKEUP LLC
COMMISSION FILE NUMBER: 001-40207

The following press release was issued on May 24, 2022:

Waldencast Announces Participation in the Cowen 6th Annual Future of the Consumer Conference on May 25th, 2022

May 24, 2022 10:40 ET | Source: Waldencast Acquisition Corp

NEW YORK, May 24, 2022 (GLOBE NEWSWIRE) -- Waldencast Acquisition Corp., (NASDAQ: WALD) (“Waldencast”), a special purpose acquisition company, today announced its participation in the Cowen 6th Annual Future of the Consumer Conference being held at the Westin Times Square in New York City, New York.

Michel Brousset, Founder and Chief Executive Officer, will participate in a fireside chat on Wednesday, May 25, 2022 at 2:45pm ET. The Company’s management team will meet with investors during the conference. The fireside chat will be available live and for replay on the Investors Relations page on Waldencast’s website at www.waldencast.com/investors-relations. Waldencast’s investor presentation is also available on the Investors Relations page of Waldencast’s website.

About Waldencast

Founded by Michel Brousset and Hind Sebti, Waldencast’s vision is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling the next generation of conscious, purpose-driven brands.  Waldencast entered into agreements regarding its proposed business combination with Obagi Global Holdings Limited (“Obagi”) and Milk Makeup LLC (“Milk Makeup”) as a first step in realizing its vision. Waldencast intends to seek brands with a direct connection to today’s evolving consumers whose goals include pursuing social responsibility, inclusiveness, sustainability, and transparency. Its goal is to become the partner of choice for next-generation brands and consumers by leveraging the collective leadership and the industry-specific operating experience of its management team.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This press release relates to proposed transactions between Obagi and Waldencast and Milk Makeup and Waldencast. This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Obagi or Milk Makeup, the combined company or Waldencast, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transactions, Waldencast filed a registration statement on Form F-4 with the SEC on February 14, 2022, as amended by Amendment No. 1 to the registration statement on Form F-4 filed with the SEC on March 4, 2022, Amendment No. 2 to the registration statement on Form F-4 filed with the SEC on March 18, 2022, Amendment No. 3 to the registration statement on Form F-4 filed with the SEC on April 27, 2022, and Amendment No. 4 to the registration statement on Form F-4 filed with the SEC on May 13, 2022, which includes a document that serves as a prospectus and proxy statement of Waldencast (the “proxy statement/prospectus”). The proxy statement/prospectus will be sent to all Waldencast shareholders. Waldencast also will file other documents regarding the proposed transactions with the SEC. This communication does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transactions. Before making any voting decision, investors and security holders of Waldencast are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Waldencast through the website maintained by the SEC at www.sec.gov.

The documents filed by Waldencast with the SEC also may be obtained free of charge at Waldencast’s website at https://www.waldencast.com or upon written request to 10 Bank Street, Suite 560, White Plains, NY 10606.

Participants in the Solicitation

Waldencast, Obagi, and Milk Makeup, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Waldencast’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Waldencast and information regarding their interests in the business combinations is set forth in Waldencast’s registration statement on Form S-1 (File No. 333-253370) filed with the SEC on March 15, 2021. Additional information regarding the interests of such persons will be contained in the registration statement and the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions among Obagi, Milk Makeup and Waldencast, including statements regarding the intended benefits of the transactions, the anticipated timing of the transactions and the growth strategies of Waldencast, Obagi and Milk Makeup. These forward-looking statements generally are identified by the words “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast, Obagi, and Milk Makeup, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Waldencast’s securities, (ii) the risk that Waldencast shareholder approval of the proposed transactions is not obtained, (iii) the inability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, the amount of funds available in Waldencast’s trust account following any redemptions by Waldencast’s shareholders, (iv) the failure to receive certain governmental and regulatory approvals, (v) the inability to complete the PIPE Investment or the Forward Purchase Agreements investments (as such terms are defined in the registration statement on Form F-4 discussed above), (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Obagi Merger Agreement or the Milk Equity Purchase Agreement (as such terms are defined in the registration statement on Form F-4 discussed above), (vii) changes in general economic conditions, including as a result of the COVID-19 pandemic, (viii) the outcome of litigation related to or arising out of the proposed transactions, or any adverse developments therein or delays or costs resulting therefrom, (ix) the effect of the announcement or pendency of the transactions on Obagi’s or Milk Makeup’s business relationships, operating results, and businesses generally, (x) the ability to continue to meet Nasdaq’s listing standards following the consummation of the proposed transactions, (xi) costs related to the proposed transactions, (xii) that the price of Waldencast’s securities may be volatile due to a variety of factors, including Waldencast’s, Obagi’s or Milk Makeup’s inability to implement their business plans or meet or exceed their financial projections and changes in the combined capital structure, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities and (xiv) the ability of Obagi and Milk Makeup to implement their strategic initiatives and continue to innovate their existing products and anticipate and respond to market trends and changes in consumer preferences. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Waldencast’s registration statement on Form S-1 (File No. 333-253370), the registration statement on Form F-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by Waldencast from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Obagi, Milk Makeup and Waldencast assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Waldencast, Obagi, or Milk Makeup gives any assurance that Waldencast, Obagi or Milk Makeup, or the combined company, will achieve their expectations.

Contacts

Investors
ICR
Allison Malkin
investors@waldencast.com

Media
Gladstone Place Partners
Steve Lipin/Christina Stenson
waldencast@gladstoneplace.com
212-230-5930